ESSILOR

COMMUNIQUE DE PRESSE

RESULTATS 2004

Le résultat net progresse de 13 %

Le dividende augmente de 36 %

Charenton-le-Pont (10 mars 2005) – Le conseil d'administration d'Essilor International, numéro un mondial de l'optique ophtalmique, a arrêté les résultats définitifs de l'exercice 2004 :

En millions d'euros	**2004**	2003	
Chiffre d'affaires	**2 260,4**	2 116,4	+ 6,8 %
Résultat d'exploitation	**403,9**	364,9	+ 10,7 %
Marge opérationnelle	**17,9 %**	17,2 %	----
Charges hors exploitation nettes	**6,3**	14,9	----
Résultat courant	**363,5**	316,4	+ 14,9 %
Résultat net (part du groupe)	**227,1**	200,3	+ 13,4 %
Bénéfice net par action (en euros)	**2,24**	1,98	+ 12,9 %

En 2004, Essilor a réalisé une excellente performance, tant en chiffre d'affaires qu'en résultat dans un contexte généralement porteur pour l'industrie ophtalmique.

L'exercice 2004 a été caractérisé par les faits marquants suivants :

- Une forte croissance dans toutes les régions du monde, y compris en Europe malgré la chute temporaire du marché allemand suite à l'arrêt des remboursements des équipements optiques.
- Le succès des nouveaux produits lancés fin 2003 et en 2004 incluant principalement Crizal® Alizé™ (verre antireflet), Varilux® Ellipse™ (verre progressif pour petites montures), Varilux® Ipseo™ (verre progressif personnalisé) et le matériau à ultra haut indice 1,74.
- Une nouvelle amélioration du mix produit qui conforte, année après année, la politique produit du groupe concentrée sur l'innovation. La part des produits à forte valeur ajoutée a, une nouvelle fois, augmenté en volume et en valeur.
- Une progression du résultat d'exploitation et de la marge opérationnelle qui atteignent leur plus haut niveau.
- La poursuite du programme d'acquisitions marqué par l'entrée dans le groupe de 12 sociétés, principalement des laboratoires de prescription.

dlw 3/22

Le chiffre d'affaires consolidé du groupe a atteint 2,260 milliards d'euros, en hausse de 6,8 %. Hors effet de change (- 3,6 %), le chiffre d'affaires consolidé d'Essilor a progressé de 10,4 %, ce qui est supérieur à l'objectif annoncé en début d'exercice.

En **base homogène** la progression du chiffre d'affaires a été de 5,8 %. Hors Allemagne, les ventes ont augmenté de 8,6 %, nettement au-dessus de la tendance historique du groupe.

L'effet de périmètre (+ 4,6 %) est le résultat de l'intégration des acquisitions réalisées en 2003 et 2004. Celles-ci ont apporté un chiffre d'affaires supplémentaire de 96,5 millions d'euros en 2004.

Le résultat d'exploitation atteint 403,9 millions d'euros, en croissance de 10,7 % par rapport à 2003. **La marge opérationnelle** progresse de 0,7 point et s'établit à 17,9 %, au-delà de l'objectif que le groupe s'était fixé en 2004.

Cette nouvelle augmentation provient :

- du bon niveau de la marge brute et d'une bonne maîtrise des coûts d'exploitation,
- d'une progression de la rentabilité, hors Allemagne, dans toutes les régions du groupe et particulièrement aux Etats-Unis,
- d'une amélioration des résultats de la société Transitions.

Les charges hors exploitation ont atteint 6,3 millions d'euros contre 14,9 millions en 2003 et comprennent essentiellement des restructurations au sein de la production.

Le résultat courant s'établit à 363,5 millions d'euros en hausse de 14,9 %.

Le résultat net part du groupe croît de 13,4 % à 227,1 millions d'euros et la marge nette atteint 10 % contre 9,5 % en 2003. **Le bénéfice net par action** ressort à 2,24 euros (+ 12,9 %).

Les ressources d'exploitation ont atteint le niveau record de 383,4 millions d'euros, les **investissements industriels** se sont montés à 154,9 millions d'euros, soit 6,9 % du chiffre d'affaires, et les **investissements financiers nets** à 114 millions d'euros.

L'ensemble de ces éléments a permis de diminuer la dette nette de 131,3 millions d'euros au cours de l'exercice et de dégager un excédent net de trésorerie qui représente 3 % des capitaux propres.

DIVIDENDE

Le conseil d'administration proposera aux actionnaires de porter le dividende à **0,76 euro** par action ordinaire ce qui représente une hausse de 35,7 % par rapport à l'an passé. La mise en paiement interviendra le 18 mai 2005.

PERSPECTIVES 2005

L'année démarre avec le lancement, au premier trimestre, de la cinquième génération de verres Transitions® en polycarbonate et en matériau à très haut indice 1,67. Le groupe continuera également le déploiement mondial de Varilux® Ipseo™, de Crizal® Alizé™ et de Varilux® Ellipse™, ainsi que la diffusion des verres à ultra haut indice 1,74 dans l'ensemble des réseaux.
Au cours de l'exercice 2005, Essilor va poursuivre activement sa stratégie de lancement de produits innovants et sa politique dynamique d'acquisitions ciblées.

ASSEMBLEE GENERALE

L'assemblée générale ordinaire et extraordinaire se tiendra sur deuxième convocation le :

Vendredi 13 mai à 10 heures 30
au Palais de la Bourse,
Place de la Bourse, 75002 Paris.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 17 sites de production, de 183 laboratoires de prescription (finition des verres) et de ses réseaux de distribution. L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40. Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP.

Relations Investisseurs et Communication Financière
Véronique Gillet
Tél.: 01 49 77 42 16
www.essilor.com

PRESS RELEASE

2004 Financial Results

Net Income Up 13%

Dividend Up 36%

(Charenton-le-Pont, France – March 10, 2005) — The Board of Directors of Essilor International, the world leader in ophthalmic optical products, today announced its audited financial results for the year ended December 31, 2004:

€ millions	**2004**	2003	% change
Sales	**2,260.4**	2,116.4	+6.8%
Operating income	**403.9**	364.9	+10.7%
Operating margin	**17.9%**	17.2%	----
Net non-operating expense	**6.3**	14.9	----
Pretax income after non-operating items	**363.5**	316.4	+14.9%
Net income after minority interests	**227.1**	200.3	+13.4%
Earnings per share (in €)	**2.24**	1.98	+12.9%

Essilor reported excellent 2004 sales and earnings in a generally favorable environment for the ophthalmic optics industry.

The year's highlights included:

- Strong sales in all regions, including Europe, despite the temporary slowdown in Germany following the phase-out of national healthcare system reimbursements for optical lenses.
- The demonstrated success of new products introduced in late 2003 and 2004, in particular Crizal® Alizé™ antireflective lenses, Varilux® Ellipse™ small-frame progressive lenses, Varilux® Ipseo™ personalized progressive lenses and 1.74 ultra high-index lenses.

- A new improvement in the product mix, which every year confirms the Company's strategic focus on innovative products. Volume sales and revenues generated by high value-added products rose again in 2004.
- Increases in operating income and operating margin to record levels.
- An ongoing external growth program, with 12 companies—mainly prescription laboratories—acquired during the year.

Consolidated sales totaled €2,260 million, a 6.8% rise. Excluding a 3.6% negative currency effect, the increase was 10.4%, exceeding the target announced at the beginning of the year.

On a **like-for-like basis**, sales were up 5.8%. Excluding Germany, the rise was 8.6%, well above the Company's historic growth trend.

Companies acquired in 2003 and 2004 contributed €96.5 million to sales, adding **4.6 points** to growth.

Operating income rose 10.7% to €403.9 million, while **operating margin** widened 0.7 points to 17.9%, exceeding the Company's target. The new increase was led by:

- A solid gross margin and disciplined control over operating costs.
- An increase in profitability (excluding Germany) in all regions, especially the United States.
- An improvement in results from Transitions Optical Inc.

Net non-operating expense, comprised mainly of restructuring costs in production, declined to €6.3 million, from €14.9 million in 2003.

Pretax income after non-operating items rose by 14.9% to €363.5 million.

Net income after minority interests increased by 13.4% to €227.1 million, for a net margin of 10%, versus 9.5% in 2003. **Earnings per share** rose 12.9% to €2.24.

Operating cash flow reached a record €383.4 million. **Net capital expenditure** totaled €154.9 million, or 6.9% of sales, and **financial investments** came to €114 million.

Taken together, these factors allowed the Company to reduce net debt by €131.3 million during the year, resulting in a net cash position equivalent to 3% of shareholders' equity.

ESSILOR

DIVIDEND

The Board of Directors will ask shareholders to approve a dividend of **€0.76** per share of common stock, an increase of 35.7% over 2004. The dividend will be paid from May 18, 2005.

OUTLOOK FOR 2005

The year began with the first-quarter launch of the fifth-generation Transitions® lenses made of 1.67 very high-index and polycarbonate materials. During the year, the Company will continue the global rollout of the Varilux® Ipseo™, Crizal® Alizé™ and Varilux® Ellipse™ lenses, as well as the distribution of 1.74 ultra high-index lenses to all countries.
All in all, in 2005, Essilor will actively pursue its strategy of introducing innovative products and making targeted acquisitions.

SHAREHOLDERS' MEETING

The Ordinary and Extraordinary Shareholders' Meetings will be held on second call on:

Friday, May 13 at 10:30 a.m.

Palais de la Bourse,

Place de la Bourse, 75002 Paris.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 17 production centers, 183 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market (ISIN code: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF FP) and is included in the CAC 40 index.

Investor Relations and Financial Communication

Véronique Gillet

Phone: +33 1 49 77 42 16

www.essilor.com